Exhibit 12

Morgan Stanley

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in millions)

	Three Months Ended		Six Months Ended		Fiscal Year
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	2008	2007(1)	2006(1)	2005(1)	2004(1)
Ratio of Earnings to Fixed Charges

Earnings:
(Loss) income from continuing operations before income taxes(2)	$(503)	$870	$(1,398)	$2,854	$2,216	$3,354	$9,049	$6,005	$5,189
Add: Fixed charges, net	1,941	9,120	4,367	20,962	37,752	57,519	41,069	23,757	14,133

Income (loss) from continuing operations before income taxes and fixed charges, net	$1,438	$9,990	$2,969	$23,816	$39,968	$60,873	$50,118	$29,762	$19,322

Fixed Charges:
Total interest expense	$1,881	$9,063	$4,252	$20,852	$37,523	$57,302	$40,897	$23,552	$13,977
Interest factor in rents	60	56	115	110	228	217	172	205	156
Dividends on preferred securities subject to mandatory redemption	—	—	—	—	—	—	—	—	45

Total fixed charges	$1,941	$9,119	$4,367	$20,962	$37,751	$57,519	$41,069	$23,757	$14,178

Ratio of earnings to fixed charges	*	1.1	*	1.1	1.1	1.1	1.2	1.3	1.4

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Earnings:
(Loss) income from continuing operations before income taxes(2)	$(503)	$870	$(1,398)	$2,854	$2,216	$3,354	$9,049	$6,005	$5,189
Add: Fixed charges, net	1,941	9,120	4,367	20,962	37,752	57,519	41,069	23,757	14,133

Income (loss) from continuing operations before income taxes and fixed charges, net	$1,438	$9,990	$2,969	$23,816	$39,968	$60,873	$50,118	$29,762	$19,322

Fixed Charges:
Total interest expense	$1,881	$9,063	$4,252	$20,852	$37,523	$57,302	$40,897	$23,552	$13,977
Interest factor in rents	60	56	115	110	228	217	172	205	156
Dividends on preferred securities subject to mandatory redemption	—	—	—	—	—	—	—	—	45
Preferred stock dividends	665	14	2,081	34	138	90	27	—	—

Total fixed charges and preferred stock dividends	$2,606	$9,133	$6,448	$20,996	$37,889	$57,609	$41,096	$23,757	$14,178

Ratio of earnings to fixed charges and preferred stock dividends	*	1.1	*	1.1	1.1	1.1	1.2	1.3	1.4

(1)	Certain prior-period information has been reclassified to conform to the current year’s presentation.

(2)	(Loss) income from continuing operations before income taxes does not include dividends on preferred securities subject to mandatory redemption, gain/(loss) on discontinued operations and cumulative effect of accounting change (net).

“Fixed charges” consist of interest cost, including interest on deposit, dividends on preferred securities subject to mandatory redemption, and that portion of rent expense estimated to be representative of the interest factor.

The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.

*	The earnings for the three and six month periods ended June 30, 2009 were inadequate to cover total fixed charges and total fixed charges and preferred stock dividends.

The coverage deficiencies for total fixed charges for the three and six month periods ended June 30, 2009 were $503 million and $1,398 million, respectively.

The coverage deficiencies for total fixed charges and preferred stock dividends for the three and six month periods ended June 30, 2009 were $1,168 million and $3,479 million, respectively.